Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hoff & Pepper Holdings, Inc.
164 W 31st St, Ste 140
Chattanooga, TN 37410
https://hoffandpepper.com/

Up to $1,234,998.00 in Common Stock at $6.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hoff & Pepper Holdings, Inc.
Address: 164 W 31st St, Ste 140, Chattanooga, TN 37410
State of Incorporation: DE
Date Incorporated: May 08, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 2,500 shares of Common Stock
Offering Maximum: $1,234,998.00 | 205,833 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.00
Minimum Investment Amount (per investor): $102.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 | $500

Invest $500+ and receive:

-a newly designed Hoff and Pepper Hat

-a $50 Hoff and Pepper Gift Card

Tier 2 | $1000

Invest $1000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $100 Hoff and Pepper Gift Card

-a bottle of Hoff Sauce, Hoff's Original BBQ Sauce, and Hoff's Smoken Ghost Ketchup

-a 10% discount on Hoffandpepper.com for one year

Tier 3 | $5,000

Invest $5,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-+ 3% bonus shares

Tier 4 | $10,000

Invest $10,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-become immortalized on Hoff's "Wall of Flame" in H&P HQ

-+ 4% bonus shares

Tier 5 | $25,000

Invest $25,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-become immortalized on Hoff's "Wall of Flame" in H&P HQ

-a personal tour of the H&P facility and HQ

-+ 5% bonus shares

Tier 6 | $50,000

Invest $50,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-become immortalized on Hoff's "Wall of Flame" in H&P HQ

-a personal tour of the H&P facility and HQ

-+ 7% bonus shares

Tier 7 | $100,000

Invest $100,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-become immortalized on Hoff's "Wall of Flame" in H&P HQ

-a personal tour of the H&P facility and HQ

-Hoff develops a sauce just for YOU - in person at the H&P facility and HQ

-A private dinner with the H&P founders and CEO

-+ 10% bonus shares

Loyalty Bonus

Current customers, Chattanooga Farmers Market patrons, friends, family, and specifically curated investor targets will receive 10% bonus notes.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Hoff and Pepper Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.00 / share, you will receive an additional 10 shares of Common Stock, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 10% Loyalty Bonus shares in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business Overview

Hoff & Pepper started in 2013 with a clear goal: To create fresh hot sauces that make every meal taste amazing. Almost 10 years later, each of our handmade, small-batch sauces starts with the freshest, locally-grown peppers and produce. Our sauces cater to every palate with a range of flavorful condiments, across all spice levels, that compliment foods rather than compete with them. From mild and flavorful to smoky and spicy, we offer 8 products to please any palate.

We've been recognized in the United States and worldwide for flavor and quality, and we even set the record for consecutive wins at the New York Hot Sauce Expo, our industry's premier trade show. In 2021, our Haus Sauce, a nod to co-founder Aaron Hoffman's German heritage, was featured on Season 16 of the YouTube show Hot Ones for over 11 million worldwide subscribers (https://www.youtube.com/watch?v=7ZvgalyF7vQ)

Business Model

Hoff and Pepper's business model focuses on producing and selling diverse hot sauces and spicy foods through an omnichannel approach, including direct-to-consumer sales on hoffandpepper.com and Amazon.com, wholesale channels, and major retailers like ACE Hardware, Wegman's, Whole Foods, and Price Chopper. We've cultivated strong brand partnerships with prominent social media influencers such as Goonzquad, CoreyB, and SpicyCam, (see uploaded agreements) who together boast over 35 million combined followers and subscribers. These influencers promote their Hoff-made products on social media in exchange for royalties, further amplifying our brand presence.

Our multi-channel sales strategy, healthy gross margins ranging from 40-80%, and influential brand partnerships have contributed to our success, enabling us to serve over 40,000 direct customers, reach over 4,000 retail locations (see Large Retailer Stores upload here: https://drive.google.com/drive/folders/1eaIfu4WCqkkJSGe68VdZUggP_zXb8HN6) , and generate over $3M in revenue.

Corporate Structure

Hoff & Pepper Holdings, Inc. was formed on 5/8/2023 as a Delaware corporation.

The entity's parent company was initially organized as Hoff & Pepper, LLC, a Tennessee limited liability company on 4/30/2015, and then on 4/9/2018, became a Delaware limited liability company.

Hoff & Pepper Co, LLC and Hoff IP, LLC were formed on 5/8/2023 and are wholly owned by Hoff & Pepper Holdings, Inc. which is wholly owned by the parent company, Hoff & Pepper, LLC.

Intellectual Property

The raising entity, Hoff & Pepper Holdings, Inc. is wholly owned by Hoff & Pepper, LLC. Hoff & Pepper Holdings, Inc. has two wholly owned subsidiaries: Hoff & Pepper Co, LLC and Hoff IP, LLC, both organized on 5/8/2023.

All intellectual property previously held by Hoff & Pepper, LLC has been assigned to Hoff IP, LLC. Hoff IP, LLC owns all right, title and interest in and to certain intellectual property, including, but not limited to, patents, trademarks, domain names, and social media accounts. Hoff & Pepper Co, LLC (the licensee) holds a license to use the intellectual property in connection with business.

All assets previously held by Hoff & Pepper, LLC have been transferred to Hoff & Pepper Co, LLC whereas Hoff & Pepper Holdings, Inc. issued Hoff & Pepper, LLC 4,500,000 shares of common stock of Hoff & Pepper Holdings, Inc. in exchange for Hoff & Pepper, LLC's transfer of substantially all of its assets and liabilities to Hoff & Pepper Co, LLC and Hoff & Pepper, LLC's transfer of certain intellectual property to Hoff IP, LLC.

Competitors and Industry

Competitors

As a premium brand, Hoff and Pepper competes directly with other craft and luxury hot sauce makers in a highly fragmented market segment. Our competitors include Bravado, Yellowbird, Hot Ones, Torchbearer, and Truff, which focuses exclusively on luxury products containing truffle oil. Our goal is to capture market share from lower-priced, well-known brands such as Tabasco, Cholula, Melinda's, and Secret Aardvark.

Our key competitive advantage lies in our unique production process, which involves creating our own mash from scratch without fermentation. This approach results in fresher, more balanced-tasting products that truly stand out. Our commitment to quality has been validated by Hoff Sauce winning Best Louisiana Style three years in a row in blind taste tests at the New York Hot Sauce Expo. By continuing to prioritize exceptional taste and freshness, we are well-positioned to differentiate ourselves from both luxury and mainstream competitors in the hot sauce market.

Industry

In the past decade, the craft hot sauce scene has experienced a flavorful explosion, closely following the boom of the craft beer industry. The high-growth phase that the hot sauce market is currently enjoying began with the rising popularity of Sriracha in the late 2000s.

With countless small-scale hot sauce creators joining the market each year, Hoff & Pepper has risen to the top, becoming a leader in the world of craft hot sauces.

Even the big players in the food industry are eager to dip their taste buds into this fiery market. In 2017, McCormick purchased French's Mustard, the company behind Frank's RedHot, for a whopping $4.2 billion (https://thehustle.co/02022022-mccormick/) . And they didn't stop there. In 2020, McCormick acquired Cholula for an impressive $800 million, estimated to be at a multiple of 6x revenue (https://ir.mccormick.com/news-releases/news-release-details/mccormick-acquire-cholula-hot-sauce)

Tee Hot Sauce Market is estimated to reach $4.9B by 2026 with a 7.9% CAGR (researchandmarkets.com). The Ketchup Market is estimated to reach $23.2B by 2028 with a 3.7% CAGR (grandviewresearch.com). The BBQ Sauce and Rubs Market is estimated to reach $12.6B by 2028 with a 6.1% CAGR (grandviewresearch.com). And the Mustard Market is estimated to reach $7.4B by 2025 with a 5.8% CAGR (www.alliedmarketresearch.com).

Current Stage and Roadmap

Current Stage

We are in the Scaling phase of our business. Our first product went live in 2015 and since then have launched nearly a dozen delicious products in several different sizes. We crossed $3M in revenue last year.

Future Roadmap

We have several exciting new products in the pipeline for the next two years, including a zesty dressing and a fiery honey mustard with recipes that are already making taste buds dance. We are also aiming for profitability in 2023, with all operations in-house and ready to scale. We are also strategically shifting our focus towards major retailers.

The Team

Officers and Directors

Name: Robert Aaron Hoffman

Robert Aaron Hoffman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Founder, Chief Brand and Product Manager, Board Member
  Dates of Service: July, 2015 - Present
  Responsibilities: Aaron is the founder of the company. Currently, he is the Chief Brand and Product Manager. Also as the President of the Company, Aaron is given overall operational authority by the Board. As the CEO, he is responsible for setting the vision, direction, and standards of the overall Company as well as delegating authority within the Company. Aaron receives $100,000 in annual salary.

Name: Michelle Kimbrell Hoffman

Michelle Kimbrell Hoffman 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Director of Manufacturing, Board Member
  Dates of Service: April, 2017 - Present
  Responsibilities: Michelle is the co-founder and director of Manufacturing. She receives $100,000 in annual salary.

Name: James Asher Hoffman

James Asher Hoffman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Sales
  Dates of Service: May, 2017 - Present
  Responsibilities: James leads the sales strategy for Hoff & Pepper. He is one of the people behind the national growth of the brand. He receives $72,000 in annual salary.

Name: Kevin Coltrane Boehm

Kevin Coltrane Boehm's current primary role is with Boehm Real Estate & Investment Co., LLC. Kevin Coltrane Boehm currently services 1.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part Time)
  Dates of Service: May, 2019 - Present
  Responsibilities: Kevin serves a board member. He does not receive compensation.

Other business experience in the past three years:

- Employer: Boehm Real Estate & Investment Co., LLC
  Title: President
  Dates of Service: August, 2012 - Present
  Responsibilities: Kevin offers commercial Real Estate Brokerage Services.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food Industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hoff & Pepper Holdings, Inc. was formed on May 8, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hoff & Pepper Holdings, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability

to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Food production carries a risk of product recall
Though Hoff and Pepper has not previously encountered a product recall, the nature of food production inherently entails the potential for such incidents. Foodborne illness resulting from our products may necessitate a major product recall, to which we would be legally obligated to adhere. The financial repercussions of a significant recall could be substantial, and the subsequent impact on our brand could hinder the restoration of customer trust.

Influencer partnerships could negatively impact the brand
Influencer partnerships, such as those we maintain with Goonzquad, CoreyB, and SpicyCam, inherently entail a degree of risk. These influencers often possess highly public personas, making it difficult to regulate their actions. The phenomenon of "cancel culture" may contribute to significant fluctuations in public opinion, particularly if our company becomes associated with an influencer who experiences a decline in popularity due to various reasons.

Inflation and Recession
Our business operations may be adversely affected by periods of inflation and recession. During times of economic downturn, consumer purchasing power may decline, resulting in reduced demand for our products and services. Inflationary pressures can also lead to increased costs for raw materials, labor, and other operational expenses. These higher costs may negatively impact our profit margins if we are unable to adjust our pricing strategy accordingly or if customers are unwilling to accept price increases. Furthermore, recessions may lead to higher unemployment rates, which could affect consumer confidence and spending habits. A prolonged recession could result in financial difficulties for our customers, suppliers, and partners, potentially disrupting our supply chain and leading to operational challenges. Consequently, inflation and recession pose significant risks to the stability and growth of our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hoff & Pepper LLC (Aaron Hoffman 26.13%; Michelle Hoffman 26.13%; Dean Tyler Jenks III 23.75%)	4,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 205,833 of Common Stock.

Common Stock

The amount of security authorized is 5,500,000 with a total of 4,500,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: Asset Exchange Agreement
  Date: May 08, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $1,866,645 compared to $3,059,939 in fiscal year 2022.

This increase is mainly attributed to significant increase in direct-to-consumer purchases and the launch of the “Dang” line of products in collaboration with Goonzquad.

Cost of sales

Cost of Sales for fiscal year 2021 was $1,219,770 compared to $2,213,002 in fiscal year 2022.

This increase is due to higher unit sales, inflationary pressure particularly on sea freight, royalties payments to Goonzquad for Dang brand sales, and Amazon fulfillment related expenses.

Gross margins

Gross margins for fiscal year 2021 were $646,875 compared to $846,937 in fiscal year 2022.

This increase is due to higher sales figures. The percentage increase is lower than expected, mainly due to factors outlined in the Cost of sales section above.

Expenses

Expenses for fiscal year 2021 were $703,411 compared to $1,021,528 in fiscal year 2022.

This increase is due to higher facility rent costs, as we expanded to a much larger facility in 2022, as well as higher marketing expenditure and larger staff.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our overhead growth slightly outpaced revenue growth in prior years. The Company now has an established operating structure, so gross profit growth is expected to outpace operating expense growth for the foreseeable future. Past cash was primarily generated through sales. Our goal is to achieve and sustain profitability in 2023.

The primary factors that may prevent our ability to reach profitability in 2023 are as follows:

1. Macroeconomic factors that may weaken buyer demand. Namely, continued high rates of inflation or a souring of the market due to economic recession.

2. If we are very successful with this fundraising, we will increase spending in the ways already outlined in order to sustain growth. A significant increase in spending due to leadership recruitment and/or marketing may raise overhead quickly enough that our growth rate is unable to overcome it in 2023.

3. If our growth rate slows down significantly for any other reason, this would impact our ability to reach profitability in 2023.

4. If we have an unexpected loss of a major buyer, like ACE Hardware or Whole Foods, this would likely prevent us from achieving profitability in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2023, the Company has capital resources available in the form of $75,593 of cash on hand as well as $440,455 worth of inventory.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are necessary to facilitate the procurement of a production automation line, as well as to ensure adequate capital reserves to accommodate the manufacturing expenses associated with potential major distribution and retail partnerships (such as Costco), in the event that they choose to carry our products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 11 months, assuming no further revenue or profitability growth over that time period. This is based on a current monthly burn rate of $27,567 increasing to approximately $46,567 for expenses related to debt service, which are expected to peak at $52,167 per month before the end of 2023.

How long will you be able to operate the company if you raise your maximum funding goal?

Assuming a scenario with no future growth and maintaining the maximum anticipated burn rate at $46,567 per month, the Company could continue to function for approximately 27 months if the maximum fundraising goal of $1,350,000 is achieved.

However, should Hoff and Pepper successfully attain a robust 40-50% total revenue growth without affecting gross margins within this estimated 27-month period, it would lead to a situation where the burn rate becomes zero. To put it differently, if Hoff and Pepper can reach this level of growth within the stipulated timeframe, the company could sustain its operations indefinitely. Notably, this growth target is substantially below the historical growth rates that Hoff and Pepper has previously demonstrated.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit and equipment loans.

Indebtedness

- Creditor: Byline Financial Group
  Amount Owed: $14,749.00
  Interest Rate: 0.0%
  Maturity Date: November 01, 2025

- Creditor: Capstar Bank - Term Loan
  Amount Owed: $447,451.00
  Interest Rate: 4.5%
  Maturity Date: May 20, 2027

- Creditor: Capstar Bank - Loan
  Amount Owed: $500,000.00
  Interest Rate: 8.0%
  Maturity Date: May 20, 2023

- Creditor: Capstar Bank - Loan
  Amount Owed: $235,549.00
  Interest Rate: 5.89%
  Maturity Date: August 12, 2027

- Creditor: Kevin Boehm
  Amount Owed: $500,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Entity: Kevin Boehm
  Relationship to Company: Director
  Nature / amount of interest in the transaction: 0%
  Material Terms: In 2022, the Company borrowed money from one its of members, Kevin Boehm, in the total amount of $500,000. This loan bears no interest and has no maturity set. As of December 31, 2022, the outstanding amount of this loan is $500,000.

Valuation

Pre-Money Valuation: $27,000,000.00

Valuation Details:

Hoff & Pepper Holdings, Inc. determined its pre-money valuation of $27,000,000 based on the assumption that the historical revenue, key partnerships, and comparable company analysis can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Historical Revenue

The company has achieved revenue growth of 64% from 2021 to 2022. By using the non-durable goods wholesaler and distributor revenue multiplier of 0.51x, and applying that multiplier to our 2022 revenue, we see a value of 1,560,569. If you apply the Food and Related Products Manufacturer revenue multiplier of 0.71x to our 2022 revenue, we see a value of $2,172,557. Given these two figures, we believe our revenue can speak for at least $1,900,000 of our pre-moeny valuation.

Competitor Companies and Revenue Multiplier

When discussing comparable companies, it's important to consider hot sauce manufacturers and brands that emphasize flavor, quality ingredients, and a range of spice levels. There are three companies we believe are comparable. First, Cholula: known for their flavorful hot sauces made from high-quality ingredients, Cholula offers a range of spice levels and has a strong presence in the market. McCormick acquired 100% of the parent company of Cholula for $800 million in 2020, which is estimated to be a valuation of approximately 6x revenue. Secondly, McIlhenney Company: Tabasco is a well-established brand known for its iconic hot sauce made from carefully selected peppers and aged in oak barrels. They offer different varieties and spice levels and nearly $250 million of Tabasco is sold every year. McIlhenny has reportedly turned down acquisition offers of at least $1 billion, suggesting at least a 4x revenue valuation. Though these companies achieve much higher levels of revenue, they prove the value of the Hot Sauce industry.

This suggests up to a 6x revenue multiplier as a fair valuation, and, given our 2022 revenue of $3,059,939.00, we believe this can speak for $18M of our pre-money valuation.

Business Partnerships & Relationships

Hoff and Pepper have established partnerships with popular influencers and content creators such as Goonzquad, CoreyB, and SpicyCam in 2022 alone. These partnerships help expand brand visibility to up to tens of millions of people and reach a wider audience of hot sauce enthusiasts.

In 2022, Goonzquad alone brought over 40,000 new customers to Hoff and Pepper which resulted in over 110,000 units of Dang brand products sold. It also resulted in Dang Sauce being the #1 Sauce and the #1 Hot Sauce on Amazon on both Prime Days in 2022 for a period of time. We believe that over the lifetimes of these current partnerships, Hoff and Pepper will gain at least 100,000 more customers at the very low end. This brings us to 140,000 customers. The lifetime value of Hoff and Pepper retail customers is $66.05. This suggests that the value of these partnerships is at least $9,247,000.

In conclusion, we believe that these components of $18M for our current revenue multiple and $9M for our new Business Partnerships and Relationships substantiate a pre-money valuation of $27,000,000.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Automation and Operations
  23.0%
  We will use 23% of the funds raised for building an end-to-end automation line and streamlining operations with the goal of reducing the Direct Labor component of our COGS.

- Balance Sheet Improvement
  39.0%
  We will use 39% of the funds raised to reduce debt and make resources available for the significant demands of large retailers, including "free fill" deals, etc.

- Compensation and Key Hires
  11.0%
  We will use 11% of the funds to hire key personnel for daily operations, including the following roles: Chief Financial Officer and Chief Marketing Officer. These funds will also be used to cover taxes incurred pertaining to the crowdfund.

- Fundraising Costs
  5.5%
  We will use 5.5% of the funds for legal and accounting costs pertaining to the fundraise as well as costs associated with Investor Perks.

- Working Capital
  16.0%
  We will use 16% of the funds for working capital to cover expenses for marketing expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hoffandpepper.com/ (hoffandpepper.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hoffandpepper

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hoff & Pepper Holdings, Inc.

[See attached]

HOFF & PEPPER, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Hoff & Pepper, LLC
Chattanooga, Tennessee

We have reviewed the accompanying financial statements of Hoff & Pepper, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022, and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 24, 2023
Los Angeles, California

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 267,121	$ 116,373
Accounts Receivable, net	102,184	72,938
Inventory	462,112	6,807
Prepaids and Other Current Assets	48,545	3,295
Total Current Assets	**879,961**	**199,413**
Property and Equipment, net	51,450	-
Security Deposit	1,315	1,315
Right-of-Use Assets	1,768,724	-
Total Assets	**$ 2,701,450**	**$ 200,728**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 68,931	$ 33,232
Credit Cards	28,799	260,975
Shareholder Loan	500,000	-
Current Portion of Loans and Notes	641,372	232,429
Other Current Liabilities	23,800	11,351
Total Current Liabilities	**1,262,901**	**537,987**
Promissory Notes and Loans	556,377	14,749
Right-of-Use Lease, Operating Lease	1,774,852	-
Total Liabilities	**3,594,130**	**552,735**
MEMBERS' EQUITY		
Members' Equity	(892,680)	(352,007)
Total Members' Equity	**(892,680)**	**(352,007)**
Total Liabilities and Members' Equity	**$ 2,701,450**	**$ 200,728**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 3,059,939	$ 1,866,645
Cost of Goods Sold	2,213,002	1,219,770
Gross Profit	846,937	646,875
Operating Expenses		
General and Administrative	783,928	610,054
Research and Development	42,172	2,589
Sales and Marketing	195,429	90,768
Total Operating Expenses	1,021,528	703,411
Operating Income/(Loss)	(174,592)	(56,536)
Interest Expense	71,974	15,613
Other Loss/(Income)	(1,059)	(92,260)
Income/(Loss) before provision for income taxes	(245,506)	20,111
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (245,506)**	**$ 20,111**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**(162,822)**
Capital Distribution		(209,296)
Net Income/(Loss)		20,111
Balance—December 31, 2021	**$**	**(352,007)**
Capital Distribution		(295,191)
Shared-based Compensation		24
Net Income/(Loss)		(245,506)
Balance—December 31, 2022	**$**	**(892,680)**

See accompanying notes to financial statements.

HOFF & PEPPER LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(245,506)	$	20,111
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		24		-
Depreciation of Property		41,633		27,834
Amortization of Intangibles		-		-
Amortization of ROU Assets		18,600		
Changes in operating assets and liabilities:				
Accounts Receivable, net		(29,246)		(24,491)
Inventory		(455,305)		11,938
Prepaids and Other Current Assets		(45,249)		(3,295)
Accounts Payable		35,699		2,985
Credit Cards		(232,177)		260,898
Other Current Liabilities		12,449		11,293
Security Deposit		-		(1,315)
Net cash provided/(used) by operating activities		**(899,078)**		**305,957**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(93,083)		(27,834)
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**(93,083)**		**(27,834)**
CASH FLOW FROM FINANCING ACTIVITIES				
Right-of-Use Lease, Operating Lease (principal)		(12,472)		
Capital Distribution		(295,191)		(209,296)
Borrowing on Promissory Notes and Loans		950,572		26,718
Borrowing on Shareholder Loans		500,000		-
Net cash provided/(used) by financing activities		**1,142,908**		**(182,578)**
Change in cash		150,748		95,545
Cash—beginning of year		116,373		20,828
Cash—end of year	**$**	**267,121**	**$**	**116,373**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	71,974	$	15,613
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	1,768,724	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hoff & Pepper LLC was formed on April 30, 2015, in the state of Tennessee. The financial statements of Hoff & Pepper, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chattanooga, Tennessee.

Hoff & Peppe, LLC is a Chattanooga, TN-based company specializing in the production and distribution of high-quality hot sauces and spicy condiments. With a dedicated team of 13 employees, we take pride in our end-to-end manufacturing and fulfillment facility, where we create 8 core products available in several container sizes. Our commitment to quality and customer satisfaction has led to our products being sold in over 4,000 stores across 14 countries. We choose to do all production and fulfillment in-house, rather than relying on co-packers or partners. This allows us to maintain strict control over our product quality and consistency, ensuring that our customers enjoy the best possible taste experience. Our USDA and FDA-regulated facility in Chattanooga, TN not only houses our manufacturing operations but also our corporate offices, keeping us closely connected to every aspect of our business. In addition to our main product line, we also have a sub-brand called "Goonzquad's Dang Brand," which is promoted by the popular Goonzquad YouTube channel.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $12,326 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods, ingredients and packaging which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Property and Equipment	7-10 years
Plant Machinery & Equipment	1 year
Forklift	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its hot sauces and spicy condiments.

Cost of goods

Costs of goods sold include the cost of ingredients, packaging, freight, direct labor, and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $195,429 and $90,768, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of Use Asset, net	$ -	$ 1,787,324	$ 1,787,324	$ 1,787,324
Liabilities				
Current Portion of Lease Obligation	-	1,787,324	1,787,324	$ 1,787,324
Lease Obligation	-		-	$ -
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	-	-	$ -
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished Goods	$ 143,293	$ 6,807
Ingredients	125,780	
Packaging	193,038	
Total Inventory	**$ 462,112**	**$ 6,807**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2022	2021
Loan Fee Refund	$ -	$ 2,855
Prepaid Tax		$ 440
Employee Advances	200	
Other current assets	48,345	
Total Prepaids and Other Current Assets	**$ 48,545**	**$ 3,295**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
State Income Taxes Payable		$ 43
Local Income Tax Payable		$ 14
Insurance Payable		$ 1,540
Employee Loan Repayments		250
Benefit Liabilities for Health Insurance	10,085	9,503
Sales Tax Payable	13,714	
Total Other Current Liabilities	**$ 23,800**	**$ 11,351**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Property and Equipment	$ 57,167	$ -
Plant Machinery & Equipment	107,355	71,438
Forklift	20,821	20,821
Property and Equipment, at Cost	**185,343**	**92,260**
Accumulated depreciation	(133,893)	(92,260)
Property and Equipment, Net	**$ 51,450**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $41,633 and $27,834 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Aaron Hoffman	27.5%
Michelle Hoffman	27.5%
Dean Tyler Jenks III	25.0%
Kevin C. Boehm	20.0%
TOTAL	**100.0%**

7. UNITBASED COMPENSATION

During 2020, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 560,334 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Incentive Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	5.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of the Common Unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$	0.00	-
Granted	59,000			
Exercised	(59,000)			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	-	$	0.00	5.43
Exercisable Options at December 31, 2021	-	$	0.00	5.43
Granted	467,683	$	-	
Exercised	(386,334)	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	81,349	$	0.00	4.43
Exercisable Options at December 31, 2022	-	$	0.00	4.43

Unit option expenses for the years ended December 31, 2022, and December 31, 2021 were $24 and $0, respectively.

8. DEBT

Leases

The Company has entered into an operating lease agreement with 164 W. 31st Street LLC, a Tennessee limited liability company to rent business premises in Chattanooga, Tennessee. The lease periods expires on October 31, 2032. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

		December 31, 2022
Lease Liability		
Beginning Balance	$	1,787,324
Additions	$	-
Lease Payments		(12,472)
Balance at end of period	$	1,774,852

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	80,613
2024		507,494
2025	-	158,990
2026	-	435,673
2027		284,099
Thereafter		1,497,310
Total	**$**	**1,774,852**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Millennium Bank Loan	$ 250,000	4.25%	06/18/2021	06/18/2022	$ 5,705	$ 5,705	$ -	$ -	$ -	$ 5,705	$ 5,705	$ 227,657	$ -	$ 227,657
Byline Financial Group	$ 20,821	not set	11/01/2021	11/01/2025	$ -	$ -	$ 4,772	$ 9,977	$ 14,749	$ -	$ -	$ 4,772	$ 14,749	$ 19,520
Capstar Bank - Term Loan	$ 500,000	4.50%	05/20/2022	05/20/2027	$ 14,063	$ 14,063	$ 89,490	$ 357,961	$ 447,451					
Capstar Bank - Loan	$ 500,000	8.00%	05/20/2022	05/20/2023	$ 25,000	$ 25,000	$ 500,000	$ -	$ 500,000					
Capstar Bank - Loan	$ 250,000	5.89%	08/12/2022	08/12/2027	$ 5,767	$ 5,767	$ 47,110	$ 188,439	$ 235,549					
Total	$ 1,520,821				$ 50,535	$ 50,535	$ 641,372	$ 556,377	$ 1,197,749	$ 5,705	$ 5,705	$ 232,429	$ 14,749	$ 247,177

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 641,372
2024	141,372
2025	141,372
2026	136,600
Thereafter	137,034
Total	**$1,197,749**

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Kevin Boehm	$ 500,000	not set	10/13/2022	not set	-	-	500,000	-	$ 500,000					
Total					$ -	$ -	$ 500,000	$ -	$ 500,000	$ -	$ -	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9. RELATED PARTY

In 2022, the Company borrowed money from one its of members, Kevin Boehm, in the total amount of $500,000. This loan bears no interest and has no maturity set. As of December 31, 2022, the outstanding amount of this loan is $500,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, which is the date the financial statements were available to be issued.

In 2023, the Company launched new products (Dang Bacon Seasonin' and Rub and Corey B's Oh Baby! Barbeque Sauce) and began the development of Hoff's Reaper Ranch spicy dressing.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $174,592, an operating cash flow loss of $899,078, and liquid assets in cash of $267,121, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

HOFF & PEPPER HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF INCEPTION (MAY 8, 2023)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Hoff & Pepper Holdings, Inc.
Chattanooga, Tennessee

We have reviewed the accompanying consolidated financial statements of Hoff & Pepper Holdings, Inc. (the "Company,"), which comprise the consolidated balance sheet as of May 8, 2023, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 8, 2023), and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 6, 2023
Los Angeles, California

HOFF & PEPPER HOLDINGS INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of inception		**May 8, 2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	75,593
Acccount receivables, net		69,699
Inventory		440,455
Prepaids and Other Current Assets		11,773
Total current assets		**597,521**
Property and Equipment, net		96,391
Right-of-Use Assets		1,721,303
Security Deposit		1,315
Total assets	**$**	**2,416,530**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	187,275
Credit Cards		73
Current Portion of Loans and Notes		641,372
Shareholder Loan		500,000
Other Current Liabilities		33,263
Total current liabilities		**1,361,984**
Promissory Notes and Loans		504,211
Right-of-Use Lease, Operating Lease		1,742,750
Total liabilities		**3,608,945**
STOCKHOLDERS EQUITY		
Common Stock		450
Additional Paid in Capital		125,000
Shareholder Distribution		(718,102)
Retained earnings/(Accumulated Deficit)		(599,763)
Total stockholders' equity		**(1,192,415)**
Total liabilities and stockholders' equity	**$**	**2,416,530**

See accompanying notes to financial statements.

HOFF & PEPPER HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

As of inception	**May 8, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

HOFF & PEPPER HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount				
Inception date (May 8, 2023)	-		-	-		
Issuance of Common Stock in exchange for assets and liabilities received from Hoff & Pepper LLC	4,500,000	$ 450	$ 125,000	$ (718,102)	$ (599,763)	$ (1,192,415)
Net income/(loss)	-	-			-	-
Balance— (May 8, 2023)	**4,500,000**	**$ 450**	**$ 125,000**	**$ (718,102)**	**$ (599,763)**	**$ (1,192,415)**

See accompanying notes to financial statements.

As of inception		May 8, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property and equipment		-
Changes in operating assets and liabilities:		
Account receivables, net		(69,699)
Inventories		(440,455)
Prepaids and Other Current Assets		(11,773)
Accounts Payable		187,275
Credit Cards		73
Other Current Liabilities		33,263
Security Deposit		(1,315)
Net cash provided/(used) by operating activities		**(302,631)**
CASH FLOW FROM INVESTING ACTIVITIES		
Acquisition of Property and Equipment		(96,391)
Net cash provided/(used) in investing activities		**(96,391)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan, transfer		500,000
Promissory Notes and Loans, transfer		1,145,583
Equity, transfer		(1,170,968)
Net cash provided/(used) by financing activities		**474,614.92**
Change in cash		75,593
Cash—beginning of year		-
Cash—end of year	**$**	**75,593**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hoff & Pepper Holdings Inc. was incorporated on May 8, 2023, in the state of Delaware. Hoff & Pepper Holdings Inc. has two wholly owned subsidiaries (a) Hoff IP, LLC, a Tennessee limited liability company, and (b) Hoff & Pepper Co, LLC, a Tennessee limited liability company (operating subsidiary). The consolidated financial statements of Hoff & Pepper Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chattanooga, Tennessee.

To facilitate the restructuring of Hoff & Pepper LLC, which was established on April 30, 2015, in the state of Tennessee, three new companies mentioned above have been established. In exchange for an aggregate 4,500,000 shares of Hoff & Pepper Holdings, Inc., the liability limited company Hoff & Pepper LLC has transferred: all of its trademark and other intellectual property to Hoff IP LLC
-and all of its remaining assets and liabilities related to operating its business, except any pass-through tax losses, to operating subsidiary Hoff & Pepper Co LLC.

Hoff & Pepper LLC is a Chattanooga, TN-based company specializing in the production and distribution of high-quality hot sauces and spicy condiments. With a dedicated team of thirteen employees, we take pride in our end-to-end manufacturing and fulfillment facility, where we create eight core products available in several container sizes. Our commitment to quality and customer satisfaction has led to our products being sold in over 4,000 stores across 14 countries. We choose to do all production and fulfillment in-house, rather than relying on co-packers or partners. This allows us to maintain strict control over our product quality and consistency, ensuring that our customers enjoy the best possible taste experience. Our USDA and FDA-regulated facility in Chattanooga, TN not only houses our manufacturing operations but also our corporate offices, keeping us closely connected to every aspect of our business. In addition to our main product line, we also have a sub-brand called "Goonzquad's Dang Brand," which is promoted by the popular Goonzquad YouTube channel.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of May 8, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of May 8, 2023, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods, ingredients and packaging which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Property and Equipment	7-10 years
Plant Machinery & Equipment	1 year
Forklift	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its hot sauces and spicy condiments.

Cost of goods

Costs of goods sold include the cost of ingredients, packaging, freight, direct labor, and delivery.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 6, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update May 8, 2023
Assets				
Right of Use Asset, net	$ -	$ 1,721,303	$ 1,721,303	$ 1,721,303
Liabilities				
Current Portion of Lease Obligation	-	1,742,750	1,742,750	$ 1,742,750
Lease Obligation	-		-	$ -
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(21,447)	(21,447)	$ (21,447)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Period Ended May 8,	**2023**
Finished goods	82,255
Ingredients	212,641
Packaging	145,559
Total Inventories	**$ 440,455**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Period Ended May 8,	**2023**
Employee Advances	11,773
Total Prepaids and Other Current Assets	**$ 11,773**

Other current liabilities consist of the following items:

As of Period Ended May 8,	**2023**
Sales Tax Payable	12,300
Benefit Liabilities for Health Insurance	19,327
Insurance Payable	342
Employee Loan Repayments	1,293
Total Other Current Liabilities	**$ 33,263**

5. PROPERTY AND EQUIPMENT

As of May 8, 2023, property and equipment consists of:

As of Period Ended May 8,		2023
Property and Equipment	$	63,487
Plant Machinery & Equipment		107,355
Forklift		20,821
Property and Equipment, at Cost		**191,663**
Accumulated depreciation		(95,272)
Property and Equipment, Net	**$**	**96,391**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,500,000 shares of Common Shares at a par value of $0.0001. As of May 8, 2023, 4,500,000 stock has been issued and are outstanding.

7. DEBT

Leases

The Company has entered into an operating lease agreement with 164 W. 31st Street LLC, a Tennessee limited liability company to rent business premises in Chattanooga, Tennessee. The lease periods expires on October 31, 2032. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

		May 8, 2023
Lease Liability		
Beginning Balance	$	1,742,750
Additions	$	-
Lease Payments		-
Balance at end of period	$	1,742,750

The aggregate minimum annual lease payments under operating lease in effect on May 8, 2023, are as follows:

	May 8, 2023
2023	$ 48,511
2024	507,494
2025	- 158,990
2026	- 435,673
2027	284,099
Thereafter	1,497,310
Total	**$ 1,742,750**

Promissory Notes & Loans

The Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Period Ended May 8, 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Byline Financial Group	$ 20,821	not set	11/01/2021	11/01/2025	$ -	$ -	$ 4,772	$ 8,242	$ 13,013
Capstar Bank - Term Loan	$ 500,000	4.50%	05/20/2022	05/20/2027	$ -	$ -	$ 89,490	$ 331,682	$ 421,173
Capstar Bank - Loan	$ 500,000	8.00%	05/20/2022	05/20/2023	$ -	$ -	$ 500,000	$ -	$ 500,000
Capstar Bank - Loan	$ 250,000	5.89%	08/12/2022	08/12/2027	$ -	$ -	$ 47,110	$ 164,287	$ 211,397
Total					**$ -**	**$ -**	**$ 641,372**	**$ 504,211**	**$ 1,145,583**

The summary of the future maturities is as follows:

As of Period Ended May 8, 2023	
2023	$ 641,372
2024	141,372
2025	141,372
2026	136,600
Thereafter	84,867
Total	**$ 1,145,583**

Owner Loans

The Company borrowed money from the owners. The details of the loans from the owners are as follows:

				For the Period Ended May 8, 2023				
Owner	Principal Amount	Interest Rate	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Kevin Boehm	$ 500,000	not set	not set	-	-	500,000	-	$ 500,000
Total				$ -	$ -	$ 500,000	$ -	$ 500,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. RELATED PARTY

The Company borrowed money from one of members, Kevin Boehm, in the total amount of $500,000. This loan bears no interest and has no maturity set. As of May 8, 2023, the outstanding amount of this loan is $500,000.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 8, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from May 8, 2023 through June 6, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

7 DAYS LEFT

GET A PIECE OF HOFF AND PEPPER

Your Everyday Hot Sauce

Hoff and Pepper is a premium, award-winning hot sauce brand using fresh ingredients to create bold flavors that compliment your favorite foods. We are available in all 50 states ...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HOFF & PEPPER
Your Everyday Hot Sauce

$412,822.17 Raised

REASONS TO INVEST

- Unlike mass-produced, watered-down brands and outrageously spicy hot sauces customers try once on a dare, our handmade, premium hot sauces use fresh chiles to build complex and delicious flavor profiles perfect for everyday use.
- With $3 million in total revenue in 2022, we have earned multiple awards, setting the record for the most consecutive wins at the New York Hot Sauce Expo and appearing on Season 16 of Hot Ones on Youtube to 11 million worldwide subscribers.
- We have experienced a 4,076% growth since our first full year of business working exclusively with small-scale wholesalers. During that same timeframe, overall expenses grew 5,713%. Now, we are ready to expand our production capacity with the goal of partnering with larger national chains.

Invest Now
$6.00 Per Share

RAISED	INVESTORS
$412,822.17	552
MIN INVEST	**VALUATION**
$102	$27M

THE PITCH

Premium, Flavorful Hot Sauces That Belong On Every Kitchen Table


Hoff & Pepper started in 2015 with a clear goal: To create fresh hot sauces that make every meal taste amazing.

We started Hoff and Pepper in 2015 to create delicious hot sauces that enhance every meal with delicious flavors that complement the taste of the food rather than masking it. Our handmade small batches use fresh peppers grown in the USA, delivering award-winning flavors with superior branding and packaging. We are available direct-to-consumer and through wholesale distributors across the country, and we've experienced 4,076% growth in revenue since our first full year in business. During that same time frame, overall expenses increased 5,713%.

We don't just bring the heat. We deliver a fresh pepper flavor that belongs on every dinner table.


MEAN GREEN
SMOKEN GHOST
HOT SAUCE

THE PROBLEM & OUR SOLUTION

Bringing Fresh Everyday Flavors to the Hot Sauce Market

Currently, the hot sauce market is dominated by big-name brands with watered-down, mass-produced flavors and overly spicy sauces with shock-value branding. Based on our research, neither of these groups use fresh chiles, instead using 99% bulk fermented mash with one-note flavor profiles.

The Hot Sauce Market Needs Fresh Flavor

The hot sauce market is dominated by big name brands with watered-down, mass-produced flavor and overly spicy sauces with shock-value branding. Based on our research, neither of these groups use fresh chiles, instead using 99% bulk fermented mash with one-note flavor profiles.



Our goal is to create sauces that complement and enhance meals so we become the sauce people restock time and time again. As an entirely self-sufficient company, we ensure premium quality at every step of the process by grinding and mixing fresh spices, using the freshest locally grown produce, and bottling and shipping with our outstanding packaging and design. In addition to direct-to-consumer sales through our website, we partner with numerous distributors and retailers across the country.


Hoff Sauce Hot Sauce
HEAT LEVEL:
HANDMADE BATCHES
ESTD
2015
Hoff
SAUCE
YOUR EVERYDAY
HOT SAUCE

THE MARKET & OUR TRACTION

Over 4,000% Revenue Growth Since Launch in a Fast-Expanding Market Segment

Hot Sauces represent the fastest-growing segment of the condiment market, growing at a CAGR of 7.9% and on track to value at $4.9 billion by 2028 (Source). Since our launch, we have earned over $6 million in revenue.


We believe Hoff & Pepper is positioned for significant growth across all of our product offerings. From our signature hot sauces to condiments and rubs, the growth potential is apparent and impressive.
Ketchup Market
3.7%
CAGR
$23.2B
By 2028
Mustards Market
5.8%
CAGR
$7.4B
By 2028
BBQ Sauce & Rubs Market
5.4%
CAGR
$12.6B
By 2028
Hot Sauce Market
7.9%
CAGR
$4.9B
By 2028

Source | Source | Source | Source

We are available in 4,000 stores globally, including over 2,300 ACE Hardware stores across the country, throughout the Southeast region of Whole Foods, and in 13 additional countries through Faire.


Goonzquad
Dang Brand
• More than 110,000 units sold in the first year of production.
• Dang Sauce reached #1 Hot Sauce and #1 Sauce on both 2022 Amazon Prime Days

We were featured on Hot Ones Season 16 to 11 million Youtube subscribers. We have also collaborated with mega-influencers such as Goonzsquad to launch our Dang Sauce, Dang BBQ, and Bang Bacon Seasonin' and Rub. In 2022, both our Dang Sauce and Dang BBQ have been ranked #1 in their category on Amazon.


Featured on
HOT ONES
David Chang
Mila Kunis
Salma Hayek
Jeremy Renner
John Bernthal
Rob Lowe
Hoff's
Haus Sauce
HOT SAUCE

**The graphic above depicts guests who have had Hoff & Pepper's hot sauce during their Hot Ones interview. The guests shown do not have an affiliation with Hoff & Pepper.*


• 4,000 stores globally
Hoff's
Haus Sauce
HOT SAUCE

WHY INVEST

Help Us Make Every Meal Taste Amazing


Our Competitive Advantage
Superior Branding & Packaging
Fresh Peppers
Handmade Small Batches
Award-winning Flavor
Grown in the USA
Self-sufficient

Our mission is to infuse our customer’s meals with delicious, handmade flavors to make each bite taste amazing. We recently expanded into our own offices and production facility in downtown Chattanooga, which we believe has the capacity to scale to increase our revenue. With the help of this raise, we will expand our production capacity to allow us to supply major national chains. With numerous premium, award-winning recipes launched and robust, fast-growing sales, we are ready for your investment to bring Hoff and Pepper to the next level.

ABOUT

HEADQUARTERS
164 W 31st St, Ste 140
Chattanooga, TN 37410

WEBSITE
View Site

Hoff and Pepper is a premium, award-winning hot sauce brand using fresh ingredients to create bold flavors that compliment your favorite foods. We are available in all 50 states through direct-to-consumer and wholesale channels, with $3 million in revenue just in 2022.

TEAM



Aaron "Hoff" Hoffman
CEO, President, Founder, Chief Brand and Product Manager

Hoff grew up in his family kitchen, learning the tricks of the trade and snacking on spicy food. Chili peppers, salsas, and hot sauces were in abundance and always within reach.

From these humble beginnings, Hoff found his true love — preparing and sharing delicious food for friends and family. And his lifelong goal became to one day turn this calling into a career. A self-taught designer, marketer, and serial entrepreneur by day, Hoff’s focus shifted, but dreams of working with food were never far out of sight.

In 2013, Hoff and his wife Michelle, aka Pepper, started bottling hot sauce as gifts for family and friends. The sauce in those bottles was the result of years of recipe tweaking, searching for the perfect balance of heat and flavor. The rave reviews poured in, and Hoff & Pepper as we know it was born.



Michelle "Pepper" Hoffman
Co-Founder, Director of Manufacturing

Michelle assisted in the creation of the original Hoff Sauce label and directed the printing and hand labeling in the brand's earliest days. As the operation continued to grow, Michelle stepped into a role as the sole production team member, sourcing ingredients, scheduling deliveries, and hand-filling bottles.

Today, Michelle continues to manage production for Hoff & Pepper. Currently, she is excited exploring ways to automate the Hoff production process. Implementing this technology will help her team do their best work and ensure all members are well compensated for their time.



Asher Hoffman
Director of Sales

Asher Hoffman, Director of Sales, has a history of entrepreneurship and leadership, having founded Asher Auctions, a medical equipment reselling company, and served as the Chief Operations Officer at Elizabeth's Moving in Chattanooga, TN.

He joined Hoff and Pepper as the first full-time employee in 2017 and became the Director of Sales in 2018. Under Asher's sales leadership, Hoff and Pepper has grown to over 4,000 stores and 40,000 direct-to-consumer customers, resulting in over $3M in revenue.

His entrepreneurial spirit and experience in managing diverse teams have played a vital role in expanding the company's reach and establishing strong relationships with retail partners.



Kevin Boehm
Board Member (Part Time)

As a Chattanooga native, Kevin is proud to see local businesses like Hoff & Pepper succeed.

Kevin spends 1 to 2 hours a week on Hoff and Pepper.

TERMS

Hoff and Pepper

Overview

PRICE PER SHARE	VALUATION
$6	$27M
DEADLINE	**FUNDING GOAL**
Sep 14, 2023	$15k - $1.23M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$102	Equity
MAX INVESTMENT	**ASSET TYPE**
$1,234,998	Common Stock
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
2,499	Common Stock
MAX NUMBER OF SHARES OFFERED	
205,819	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives & Bonuses*

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 | $500

Invest $500+ and receive:

-a newly designed Hoff and Pepper Hat

-a $50 Hoff and Pepper Gift Card

Tier 2 | $1000

Invest $1000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $100 Hoff and Pepper Gift Card

-a bottle of Hoff Sauce, Hoff's Original BBQ Sauce, and Hoff's Smoken Ghost Ketchup

-a 10% discount on Hoffandpepper.com for one year

Tier 3 | $5,000

Invest $5,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-+ 3% bonus shares

Tier 4 | $10,000

Invest $10,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-become immortalized on Hoff's "Wall of Flame" in H&P HQ

-+ 4% bonus shares

Tier 5 | $25,000

Invest $25,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-become immortalized on Hoff's "Wall of Flame" in H&P HQ

-a personal tour of the H&P facility and HQ

-+ 5% bonus shares

Tier 6 | $50,000

Invest $50,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-become immortalized on Hoff's "Wall of Flame" in H&P HQ

-a personal tour of the H&P facility and HQ

-+ 7% bonus shares

Tier 7 | $100,000

Invest $100,000+ and receive:

-a newly designed Hoff and Pepper Hat

-a $500 Hoff and Pepper Gift Card

-a bottle of every sauce produced by Hoff and Pepper

-a 10% discount on Hoffandpepper.com for one year

-a Hoff and Pepper branded cutting board

-become immortalized on Hoff's "Wall of Flame" in H&P HQ

-a personal tour of the H&P facility and HQ

-Hoff develops a sauce just for YOU - in person at the H&P facility and HQ

-A private dinner with the H&P founders and CEO

-+ 10% bonus shares

Loyalty Bonus

Current customers, Chattanooga Farmers Market patrons, friends, family, and specifically curated investor targets will receive 10% bonus notes.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hoff and Pepper Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.00 / share, you will receive an additional 10 shares of Common Stock, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 10% Loyalty Bonus shares in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Hoff and Pepper.

$102

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$500

TIER 1 | $500

Invest $500+ and receive: -a newly designed Hoff and Pepper Hat -a $50 Hoff and Pepper Gift Card

Select

$1,000

TIER 2 | $1,000

Invest $1,000+ and receive: -a newly designed Hoff and Pepper Hat -a $100 Hoff and Pepper Gift Card -a bottle of Hoff Sauce, Hoff's Original BBQ Sauce, and Hoff's Smoken Ghost Ketchup -a 10% discount on Hoffandpepper.com for one year

Select

$5,000

TIER 3 | $5,000

Invest $5,000+ and receive: - newly designed Hoff & Pepper Hat - $500 Hoff & Pepper Gift Card - bottle of every sauce produced by Hoff & Pepper - 10% discount on Hoffandpepper.com for 1 yr - Hoff & Pepper branded cutting board -3% Bonus Shares

Select

$10,000

TIER 4 | $10,000

Invest $10,000+ and receive: - newly designed Hoff & Pepper Hat - $500 Hoff & Pepper Gift Card - bottle of every sauce produced by Hoff & Pepper - 10% discount on Hoffandpepper.com for 1 yr - Hoff & Pepper branded cutting board -4% Bonus Shares

Select

$25,000

TIER 5 | $25,000

- newly designed H&P Hat - $500 H&P Gift Card - bottle of every sauce produced - 10% discount on Hoffandpepper.com for 1 yr - H&P branded cutting board - Hoff's "Wall of Flame" in H&P HQ -a personal tour of the H&P facility and HQ -5% Bonus

Select

$50,000

TIER 6 | $50,000

- newly designed H&P Hat - $500 H&P Gift Card - bottle of every sauce produced - 10% discount on Hoffandpepper.com for 1 yr - H&P branded cutting board - Hoff's "Wall of Flame" in H&P HQ -a personal tour of the H&P facility and HQ -7% Bonus

Select

$100,000

TIER 7 | $100,000

Everything in Tier 6 plus the below: -Hoff develops a sauce just for YOU - in person at the H&P facility and HQ -A private dinner with the H&P founders and CEO -+ 10% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

mark mcallister
5 days ago

let me ask this James. I am a stock holder, in the event you do sell your brand, can my stock or investment just roll over to the new ...
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2 0

Grant Pankratz
3 days ago

IPO (goes on stock market): You will get shares and will be able to keep them however, long you want....
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0

View 1 more reply

Teresa Lihach
16 days ago

I am a pepper geek!! I grow 28 varietals of hot peppers with FUN names & cross breeds - Amensia, Death Spiral, Thor's Thunderbolt...
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1 0

Tyler Jenks
Hoff and Pepper • 6 hours ago

That's awesome, Teresa!

0

Teresa Lihach
16 days ago

I am a pepper geek!! I grow 28 varietals of hot peppers with FUN names & cross breeds - Amensia, Death Spiral, Thor's Thunderbolt...
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0 0

Teresa Lihach
16 days ago

I am a pepper geek!! I grow 28 varietals of hot peppers with FUN names & cross breeds - Amensia, Death Spiral, Thor's Thunderbolt...
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0 0

Grant Pankratz
2 months ago

What is the long term goal for Hoff and Pepper? Acquisition, IPO, or will you be paying out dividends in the future?

1 1

James Hoffman
2 months ago

Thanks for the great question, Grant. Our overarching long-term goal is to develop Hoff and Pepper into a robust, profitable entity ...
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0

Michael Bartow
3 months ago

From what I can see about store locations it's either NYC or NJ. Now I'm wondering have you started to have talks with shoprite, stop ...
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1 1

James Hoffman
3 months ago

For the current size of our company, we are actually well represented in smaller communities due to the fact that we're in ...
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0

Timothy huckaby
3 months ago

What are you net margins? Talk more about your distribution plans.. great product.

1 1

James Hoffman
3 months ago

Thanks Timothy and we'd be happy to discuss. As we rounded off 2022, we found ourselves in a position of negative net margins. Thi...
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0

Philip Presley
3 months ago

Love that Smoken Ghost sauce. I'm in!

0 1

Carlos Panthera
3 months ago

That's actually not how share prices are determined, but um ok. Now, I'm definitely out on this investment.

2 0

Ryan Yakus
3 months ago

Share price = valuation (or market cap) - shares outstanding.
...
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0

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Carlos Panthera
3 months ago

Why are the shares so expensive? I started to invest then realized, it makes no financial sense at your share price. Drop the share pri...
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1 0

James Hoffman
3 months ago

Thank you for your question! Our valuation is guided by several elements, as outlined in the Form-C attached to this campaign. Key...
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0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We sold our first bottle of Hoff Sauce here, at the Chattanooga Farmers market, back in 2015.

That hot sauce racked up 3 consecutive wins at the industry's biggest trade show - the New York Hot Sauce Expo.

And that's all because we do things no one else does, to deliver sauces that taste like nothing else on the market.

Most people don't realize that almost all hot sauce brands are actually made from the exact same base formulation - a fermented chili mash made thousands of miles away in South America.

Which means we get a ton of hot sauce brands that taste… kind of the same. There's two kinds: the watery, acidic, and fermented taste that's a hallmark of the big name brands; or the outrageously spicy ones with zero flavor.

At Hoff & Pepper, we start with peppers grown on a local family farm to create one-of-a-kind sauces, seasonings, and rubs.

That fresh pepper flavor is amazing on everything, from burgers to tacos, to your morning eggs.

The magic happens just 45 minutes away at our facility in Chattanooga, where we process these peppers ourselves—packing them in fresh spices and vinegar to prevent fermentation and give them that unique Hoff & Pepper tang.

Our growing customer base can't get enough of our hot sauces, barbecue sauces, and seasonings. We're stocked in 4,000 stores in all 50 states - from Whole Foods to Wegman's and Ace Hardware - and in 14 countries across the globe.

David Chang loved us on Hot Ones with Sean Evans—

Our hot sauce collab with the YouTubers Goonzquad sent our sauce to number 1 on Amazon during both Prime Days last year…

And we just sold our millionth bottle.

Coming back to the Chattanooga Farmers Market, where it all started, feels like getting a big hug from the whole city.

It's that validation from the community that shows us we're on the right track to making every meal taste amazing.

We're raising on StartEngine to help scale our operations and keep that momentum going. But even if we don't raise a dime, we've already won.

Heat, heart, and handcrafted quality you can taste. That's the way we roll, and it will never change.

We've set the table. This is your chance to pull up a seat and join us.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT **G** TO FORM C

TTW Materials

Hoff & Pepper
Published by Sydney Whitt · 1m ·

With stats like that..., anyone could start a Flavor Revolution!
Join in the sizzling success story that is Hoff and Pepper's Everyday Hot Sauces! 😎

Since 2015, we've been blazing our trail, and guess what? We've grown over 4000% during that time. Now, we're giving you the chance to hop on board and fuel the fire of our hot sauce empire!

Ready to dive into the spicy action? Just check out the link below to stay updated on our Flavor Journey! 🌶️

🤘Super Interesting and Cool Disclaimer🤘

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

#flavorrevolution #opportunity #GoHofforGoHome


1+ MILLION
BOTTLES SOLD SINCE 2016
DISTRIBUTED IN ALL 50 STATES
14 COUNTRIES
4000+ STORES
4,076% GROWTH
SINCE OUR FIRST FULL YEAR IN BUSINESS
$3,500,000
$3,062,500
$2,625,000
$2,187,500
$1,750,000
$1,312,500
$875,000
$437,500
2016
2017
2018
2019
2020
2021
2022

hoffwithouthehassel • 49s


1+ MILLION
BOTTLES SOLD SINCE 2017
DISTRUBUTED IN ALL 50 STATES
14 COUNTRIES
4000+ STORES
4,076% GROWTH
SINCE OUR FIRST FULL YEAR IN BUSINESS
$3,500,000
$3,062,500
$2,625,000
$2,187,500
$1,750,000
$1,312,500
$875,000
$437,500
2016
2017
2018
2019
2020
2021
2022

hoffwithouthehassel Hey All! We're getting ready to release an opportunity to own a portion of Hoff & Pepper in a few weeks. There will be a pretty big media push so you'll probably see the announcement in other places once we go live.

We're bringing on investors through Start Engine and if you're interested, I can hook you up with a special perk. Just DM me your email address and I can put you on the list.

Below is boilerplate info I have to add since this is all heavily regulated. Read it, it's good stuff:

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Add a comment...

hoffwithouthehassel • 21s


WANT TO OWN
A PIECE OF US?
HAND MADE BATCHES
ESTD
2015

hoffwithouthehassel Hey All! We're getting ready to release an opportunity to own a portion of Hoff & Pepper in a few weeks. There will be a pretty big media push so you'll probably see the announcement in other places once we go live.

We're bringing on investors through Start Engine and if you're interested, I can hook you up with a special perk. Just DM me your email address and I can put you on the list.

Below is boilerplate info I have to add since this is all heavily regulated. Read it, it's good stuff:

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Add a comment...

Hoff & Pepper
Published by Buffer · Just now ·

Calling all taste adventurers and hot sauce aficionados! Want to be part of the wild ride to make Hoff the world's everyday hot sauce? Now's your chance! We're offering an exclusive opportunity to join in our fiery empire. Since 2017, we've grown over 4000% and we're not stopping there. We're inviting you, our incredible fans, to join us on this spicy adventure.

Check out the link below and learn how you can become a proud member of the Hoff family. Let's take the heat to every table, grill, and kitchen worldwide!
LEARN MORE: https://buff.ly/45FXk0G

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.


WANT TO OWN
A PIECE OF US?

Hoff & Pepper
245 followers
now •

Calling all taste adventurers and hot sauce aficionados! Want to be part of the wild ride to make Hoff the world's everyday hot sauce? Now's your chance! We're offering an exclusive opportunity to join in our fiery empire. Since 2017, we've grown over 4000% and we're not stopping there. We're inviting you, our incredible fans, to join us on this spicy adventure.

Check out the link below and learn how you can become a proud member of the Hoff family. Let's take the heat to every table, grill, and kitchen worldwide!
LEARN MORE: https://lnkd.in/gtSTTrdE

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

#shoppingandtheretailindustry #GoHofforGoHome


WANT TO OWN
A PIECE OF US?